

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2021

Georgii Salbiev
Chief Executive Officer
Ankam Inc.
5348 Vegas Drive
Las Vegas, NV 89108

> **Re: Ankam Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 12, 2021**
> **File No. 333-255392**

Dear Mr. Salbiev:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-1 filed May 12, 2021

Prospectus Summary
Business Strategy, page 1

1. Please disclose in the Prospectus Summary that you have not yet earned revenue and do not have a revenue-earning product. Please also revise the statement on page 19 that you have earned "nominal revenues."

Risk Factors
"Because management does not have relevant experience...", page 5

2. You disclose that "Mr. Salbiev is engaged with other businesses which will occupy the remainder of his working time every week." Please disclose the other businesses in which he is involved and provide a risk factor regarding any conflicts of interest that may arise

from his involvement in other business activities.

Use of Proceeds, page 10

3.   We note you disclose on page 17 that you will spend $10,000 on advertising and marketing if 50% of the offering is sold. However, such amount is not consistent with the disclosure under the 50% offering scenario in your Use of Proceeds table. Please revise or advise.

Description of Business and Property
Employees, page 17

4.   Please explain your statement that you "consider [y]our relations with [y]our future employees to be good."

Description of Property, page 17

5.   Please file your lease for the Tbilisi, Georgia office space as an exhibit. Refer to Item 601(b)(10) of Regulation S-K.

Management's Discussion of Financial Condition and Results of Operations
Plan of Operation
Liquidity and Capital Resources, page 18

6.   Please revise to disclose the minimum period of time that you will be able to conduct planned operations using only currently available capital resources. We refer you to FRC 501.03(a) and Section IV of SEC Interpretive Release 33-8350.

7.   You state that the app can be completed and operational in approximately 6 months and a full marketing campaign in place within 3 months after that. Please identify the steps that the company needs to take for the app to be completed and operational and the amount needed to complete development. Further, explain your statement that "the Company would roll-out new of generating sites at a slower pace and/or focus its energies on the refinement of existing sites to maximum their productivity." The prospectus does not disclose that you have any existing apps or sites, nor does it disclose plans for new apps or sites in addition to MoneySaverApp. Please advise.

Executive Compensation, page 22

8.   Please clarify whether Georgii Salbiev, the Chief Executive Officer, received any executive compensation. See Item 402(m) of Regulation S-K.

Certain Relationships and Related Party Transactions, page 24

9.   Please disclose all related party transactions pursuant to Item 404 of Regulation S-K. In this regard, we note that your sole director loaned the company $5,372. Please disclose the material terms of the loan. Clarify whether any of the proceeds from the offering will

be used to repay the loan.

Plan of Distribution, page 26

10.   Please revise this section to clarify that you are offering shares of common stock at a fixed price of $0.03 per share.

General

11.   Given that you have no revenues, nominal assets, and operations limited to organizing activities, it appears that you are a shell company, as defined by Rule 405 of Regulation C. Please provide your analysis that you are not a shell company.

12.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

    You may contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or Christine Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

                                    Sincerely,

                                    Division of Corporation Finance
                                    Office of Technology